Exhibit 99.2

BELLUS Health Announces Pricing of US$35 Million Public Offering in Canada and the United States

Common Shares Priced at US$2.25 per Share

October 19, 2020 11:25 PM Eastern Daylight Time

LAVAL, Quebec – (BUSINESS WIRE) – In connection with its previously announced public offering of common shares in Canada and the United States (the “Offering”), BELLUS Health Inc. (“BELLUS Health” or the “Company”) (TSX and Nasdaq: BLU) today announced that it has entered into an underwriting agreement with a syndicate of underwriters comprising Jefferies and Evercore ISI as joint book-running managers, and LifeSci Capital as co-manager (collectively, the “Underwriters”), relating to the public offering of 15,555,556 common shares. The shares are being sold at a public offering price of US$2.25 per common share. Closing of the Offering is expected to occur on October 22, 2020, subject to the satisfaction of customary closing conditions. In addition, the Underwriters have been granted a 30-day option following the date hereof to purchase up to an additional 2,333,333 common shares from the Company.

The Offering is being made in Canada pursuant to a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated January 17, 2020 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, as it may be amended from time to time, containing the Supplement and Base Prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds of the Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes, as set out in the Supplement.

The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Market (“Nasdaq”) under the symbol “BLU”. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as Nasdaq.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Company’s website www.bellushealth.com. Copies of the Supplement and accompanying Base Prospectus may also be obtained from the Company, by telephone at 450-680-4500, or by email at info@bellushealth.com or you may request them from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at 888-474-0200 or by email at ecm.prospectus@evercore.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the completion of the Offering and the anticipated use of proceeds from the Offering. The completion of the Offering is subject to numerous factors, many of which are beyond BELLUS Heath’s control, including but not limited to, market conditions, the failure of the parties to satisfy certain closing conditions and other important factors disclosed previously and from time to time in BELLUS Health’s filings with the securities regulatory authorities in Canada and the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

FOR MORE INFORMATION, PLEASE CONTACT:

François Desjardins Vice-President, Finance

fdesjardins@bellushealth.com

Investors:

Danny Matthews

Director, Investor Relations and Communications

danny@bellushealth.com

SOURCE: BELLUS Health Inc.